UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 3, 2015

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-200212).

This Form 6-K consists of two Opinions of Cadwalader, Wickersham & Taft, LLP, as special counsel and as special U.S. tax counsel to UBS AG and a Consent of Cadwalader, Wickersham & Taft, LLP, as special U.S. tax counsel to UBS AG, all of which appear as exhibits hereto and are incorporated into this Form 6-K as if set forth in full herein. The Opinions and Consent of Cadwalader, Wickersham & Taft, LLP are filed herewith as exhibits to the Registration Statement of UBS AG on Form F-3 filed on November 14, 2014 (File No. 333-200212).

EXHIBIT INDEX

Exhibit Index

Exhibit 5.1	Opinion of Cadwalader, Wickersham & Taft, LLP, special counsel to UBS AG

Exhibit 8.1	Opinion of Cadwalader, Wickersham & Taft, LLP, special U.S. tax counsel to UBS AG

Exhibit 23.1	Consent of Cadwalader, Wickersham & Taft, LLP, special U.S. tax counsel to UBS AG (included in Exhibit 8.1)

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (Registration Number: 333-200212) of UBS AG and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Executive Director

Date: 3rd June 2015

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